

March 20, 2012

Via E-mail
Wei Lin
Chief Executive Officer and Chairman of the Board of Directors
Transax International Limited
South Part 1-101, Nanshe Area
Pengnan Industrial Park on North Yingbinbei Road
Waisha Town of Longhu District
Shantou, Guangdong, China 515023

> **Re: Transax International Limited**
> **Amendment No. 2 to Form 8-K**
> **Filed March 5, 2012**
> **File No. 000-27845**

Dear Mr. Lin:

    We have reviewed your response to our letter dated February 23, 2012 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Management's Discussion and Analysis, page 25

Results of Operations For the nine month ended September 30, 2011, page 27

1. We note your response to prior comments 1 and 3 and reissue in part. Please discuss in greater detail the steps that you took to implement your export sales strategy through BT Brunei and explain how you "leverage your export sales contacts" as part of this strategy. We note in this regard that your revenues for the nine months ended September 30, 2011 were several times those in the comparable period in 2010, yet your selling expenses as a percentage of revenues declined to less than one percent.

2. We note your revised disclosure that sales attributable to BT Brunei had a gross margin of 11.9%. Please separately quantify the impact of volume pricing and the impact of operational cost savings because of favorable taxation on the gross margin attributable to BT Brunei.

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 8

3. We note the following from your response to prior comment four:

- You, typically, are not subject to general inventory risk, as defined at FASB ASC 605-45-45-5, as (i) you typically do not take title to the products that you market prior to the placement of an order by a customer and (ii) you have experienced minimal returns due to product rejection;
- You, generally, are not subject to physical loss inventory risk, as defined at FASB ASC 605-45-45-12, as the majority of your customers' orders are fulfilled via direct shipment between the supplier and the customer on a FOB shipping point basis;
- You, generally, do not make physical alterations to the products that you market;
- Sales generated through visits to your toy showroom represent approximately 70% of your reported revenue and, therefore, it appears that you may not be significantly involved with the determination of product or service specifications; and
- The toy products that you market are typically branded in the name of the respective manufacturer, rather than your company's name.

  Given that the observations noted above, generally, indicate that it may be most appropriate to recognize revenue on a "net" basis, please tell us the specific factors that you believe support the recognition of revenue on a "gross" basis. Your response should explain, in detail, why you believe that the factors which you identify as support for the "gross" recognition of revenue should outweigh those factors that indicate "net" recognition of revenue may be most appropriate. In this regard, your response should give appropriate consideration to your responses to all other comments that address your conclusion that the "gross" recognition of revenue is appropriate (i.e., as issued below). Please be advised that FASB ASC 605-45-45-13 suggests that the assumption of credit risk for the amount billed to a customer provides <u>weaker</u> evidence that an entity has risks and rewards as a principal in a transaction. In addition, be advised that FASB ASC 605-45-45-4 states that responsibility for arranging transportation for products ordered by a customer is not responsibility for fulfillment of an order (i.e., as the primary obligor).

4. Please tell us the typical time between the placement of an order by a customer and the shipment of the ordered products either to you or your customer.

5. You state in your response to prior comment four that suppliers process orders according to your specification. Please describe for us the nature of the specifications that are typically provided and/or communicated to suppliers.

6. Please refer to your response to prior comment four. It appears that you have concluded that you are responsible for product quality, acceptability, and safety based upon the quality review inspections that you perform. In this regard, please describe for us, in detail, the nature of your quality review inspections, including the procedures that are generally performed. Please note that we acknowledge from your discussion of the "Quality Control Process" (i.e., on page 9 of your amended Form 8-K) that your quality control procedures include (A) identifying and evaluating qualified manufacturers for specific orders, (B) monitoring quality control at the product manufacturers' facilities, during both the raw material purchase process and the production process, and (C) thoroughly examining the quality and quantity of the final product upon delivery to your warehouse (i.e., prior to shipping). However, we also note from your response to our prior comment four that the majority of your inventory is shipped directly from the supplier to your customers. As such, please clarify for us, as well as in your disclosure, whether your quality control procedures for products shipped directly from suppliers to your customers (a) are limited to the identification of qualified manufacturers and general monitoring of the purchasing and production processes at those product manufacturers' facilities or (b) also include a thorough examination of the quality and quantity of each fulfilled order (i.e., as suggested by your response to our prior comment four). To the extent that quality and quantity review inspections are performed prior to the shipment of all customer orders, including those shipped directly from supplier to customer, please explain how such inspections are carried out. For example, if you maintain quality review inspectors/personnel at the facilities of each manufacturer and/or supplier of the products that you market, please advise.

7. Based upon your response to prior comment four, you have experienced minimal product rejection as a result of deficient product quality. However, you also state in your response that, in the event of rejection or return of products, you would seek to recover the cost of replacement products and/or costs related to remedying the defective product from the supplier of such product. Similarly, we note that you do not provide a warranty on the products that you market. However, you state that if you were to replace defective or damaged products at your expense, you would consider seeking reimbursement of some or all of such expense from the product manufacturer. With regard to the aforementioned observations, please tell us whether your contracts with product manufacturers and suppliers generally include policies that address the treatment of products that your customers return due to issues with product quality or acceptability. If so, please provide us with a detailed description of those policies – including, but not limited to, an explanation of (A) the circumstances under which you would be obligated to pay for the returned products, (B) the circumstances under which you may receive a credit (e.g., a reduction to your payable balance) as a result of the products being returned, and (C) any and all circumstances under which you would take title to and maintain possession of the returned products. In addition, tell us whether customers

generally would be expected to return products directly to the manufacturer/supplier of the products or to your company. Furthermore, tell us whether the manufacturers/suppliers of the products that you market generally provide warranties on their products. Finally, tell us whether your responsibility for the replacement costs and/or remedy of defective products (i.e., as suggested in your response to our prior comment four) is either indirectly or directly expressed in the contracts with your customers.

8. Please refer to your response to prior comment four. You state that your company is not and does not expect to be primarily responsible for any product liability claims or recalls attributable to the products that you market. You state further that, if you were to receive notice of an intended product liability or recall claim, you would view the product manufacturer as primarily responsible and look to the manufacturer for indemnification against the costs associated with the product liability or recall of the product. Please explain to us how you have concluded that your lack of responsibility with regard to product liability and recall claims is consistent with your determination that you (A) are the primary obligor for the products that you market and (B) more specifically, are responsible for product quality, acceptability, and <u>safety</u>. As part of your response, please advise whether your customers and the ultimate end-users of the products that you market would perceive you or the manufacturer of the products that you market as responsible for or at fault for any incidences that may result in a product liability or recall claim. In this regard, describe any factual evidence (e.g., contract terms, accompanying product literature, labeling, etc.) that would support your customers' and end-users' perceptions regarding your actual responsibility for the quality and safety of the products that you market.

9. We note from your response to prior comment four that sales generated through visits to your showroom represent approximately 70% of your reported revenue. In this regard, please tell us whether <u>individual</u> (i.e., specific) toys displayed in your showroom are, generally, produced by more than one manufacturer/supplier, such that you truly have discretion with regard to supplier selection when satisfying a customer's order of a specific item. In this regard, we note that FASB ASC 604-45-45-10 suggests that it would be appropriate for an entity to assess its discretion in supplier selection when evaluating whether revenue should be recognized "gross" or "net," <u>if</u> multiple suppliers are available to provide a product or service that is ordered by a customer. In addition, tell us whether individual toys displayed in your showroom are typically displayed in the same form as the final product to be delivered to your customers. If not, please describe how a customer's order may differ or be altered from the display unit selected.

Note 14 – Concentrations and Credit Risk

(ii) Vendor Concentrations, page 14

10. Please tell us the nature of Universal Toys' business operations. For example, explain whether the company is a distributor of toys, manufacturer of toys, or operates in another capacity within the toy industry. If Universal Toys is a manufacturer of toys, please tell us what percentage of your purchases from Universal Toys during nine-month period ended September 30, 2011 reflected toys that Universal Toys manufactured itself. If Universal Toys is a distributor of toys, please tell us (A) Universal Toys' role in the delivery of toys between the manufacturer and your company and/or the end-user, including the underlying business reason therefore and (B) the nature of the quality control procedures performed with regard to purchases from this distributor – including, when, where, and how the quality control process is performed.

11. Per your disclosure on page 5 of your amended Form 8-K, you source 800,000 toys. Presumably, these toys that you source are produced by several manufacturers. Given the substantial number of different toys that you source and make available to your customers, please explain to us, in detail, why 83.3% of your purchases from suppliers during the nine-month period ended September 30, 2011 would be from a single supplier – Universal Toys (HK) Ltd ("Universal Toys"). As part of your response, tell us (A) the primary sales channel (e.g., your showroom, your website, etc.) for toys that are sourced from Universal Toys, (B) the percentage of sample toys displayed in your showroom and/or offered on your website for which Universal Toys is either the primary supplier or the only supplier, and (C) when you began displaying/offering products supplied by Universal Toys in your toy showroom and on your website.

12. We note that (A) sales to five customers represented 100% of the revenue that you reported for fiscal year 2010 and (B) sales to three of those customers represented 92% of the total revenue reported for fiscal year 2009. In contrast, only one of the customers to which a significant portion of your fiscal year 2010 and/or fiscal year 2009 revenue was attributed represented 10% or more of your total reported revenue for the nine-month period ended September 30, 2011. Furthermore, all significant customers only represented 31% of your reported revenue for the nine-month period ended September 30, 2011. The aforementioned observations suggest that you may have substantially increased your customer base during the nine-month period ended September 30, 2011 and, more specifically, during the period subsequent to the formation of BT Brunei on April 13, 2011. If so, please advise how this increase in customer base was accomplished. In addition, given that the significant increase in your purchases from Universal Toys during the nine-month period ended September 30, 2011 appears to be highly correlated with the significant increase in your sales for the nine-month period ended September 30, 2011, tell us whether your expanded relationship with Universal Toys contributed directly to the expansion of your customer base. Please be detailed in your response.

Wei Lin
Transax International Limited
March 20, 2012
Page 6

        You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk, Accounting Branch
Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements
and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-
3755 with any other questions.

                                        Sincerely,

                                        /s/ Max A. Webb

                                        Max A. Webb
                                        Assistant Director